Exhibit 12c

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

						Twelve
	Twelve Months Ended					Months
	December 31,					Ended
	(Thousands of Dollars)					September 30,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$14,700
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(17,463)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(420)
Supplemental fixed charges and	72,496	74,800	75,800	86,818	64,257	70,391
Preferred dividends, as below
Total earnings, as defined	$201,938	$211,382	$282,103	$274,742	$72,027	$67,208

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$65,817
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	1,381
Rental interest factor	801	955	1,036	1,587	1,770	1,624
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658	$68,822

Supplemental increment to fixed charges (A)	2,573	2,557	2,539	1,784	1,599	1,569

Supplemental fixed charges	72,496	74,800	75,800	86,818	64,257	70,391
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental

	$72,496	$74,800	$75,800	$86,818	$64,257	$70,391

Supplemental ratio of earnings to
combined fixed charges and preferred
Dividends (B)	2.79x	2.83x	3.72x	3.16x	1.12x	0.95x

(A)    Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.

(B)    The supplemental ratio of earnings to combined fixed charges and preferred dividends for the twelve months ended September 30, 2003 was 0.95, as noted above, which represents a deficiency of $3 million.